DILWORTH PAXSON LLP

direct dial number: (202) 466-9151	Kathleen L. Cerveny KCERVENY@DILWORTHLAW.COM
October 27, 2005
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 3 Filed on September 19, 2005
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), including exhibits.
     The Amendment No. 4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated October 11, 2005. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 4.
General
1.	We note that the registration statement involves warrant repurchase agreements. It appears that the warrant repurchase agreements are a bid or inducement during the restricted period and in the view of the Division of Market Regulation are in violation of Regulation M. Please advise how the company will comply with Regulation M. Note that the company may request exemptive relief from the Division of Market Regulation if the company has any questions in regards to requesting exemptive relief, please contact the Trading Practices Group of the Division of Market Regulation at (202) 551-5720.
•	Pursuant to our discussion with the Staff of the Division of Market Regulation, we believe that the terms of the revised repurchase program described in Amendment No. 4 are substantially the same as the terms of the repurchase program set forth in the Key Hospitality Acquisition Corp. (“Key
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Hospitality”) no action letter (avail. October 12, 2005) and the Company intends to rely on the Key Hospitality no action letter regarding its compliance with Regulation M in respect to the warrant repurchase agreements. A copy of the revised warrant purchase agreement has been filed as an exhibit to Amendment No. 4.
2.	We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

We have added the following in response to the Staff’s comment to the sections entitled “Principal Stockholders” on page 52 and “Short Sales, Stabilizing Transactions and Penalty Bids” on page 63:
“Pursuant to Regulation M promulgated under the Securities Exchange Act of 1934, the “restricted period” will end and this offering will be completed when all of the units have been distributed and after any stabilization arrangements and trading restrictions in connection with the distribution of the units have been terminated by the representatives of the underwriters. Since the representatives of the underwriters have agreed that they may only exercise the over-allotment option to cover the underwriting syndicate’s actual short position, if any, exercise of the over-allotment option by the representatives of the underwriters will not affect the completion of the distribution.”
3.	Please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $54,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established in April of 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Community Bankers Acquisition Corp. Given management’s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

In the course of conducting their day-to-day business affairs prior to their involvement as principals, advisors or significant shareholders with Community Bankers Acquisition

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Corp., our management, certain directors, significant shareholders and special advisors have been involved in the acquisition of numerous community banks that have been within our target range. Based on their professional experience and experience in effecting acquisitions of operating commercial banks, management and its board, along with its significant shareholders and advisors, believe that $50-$60 million in capital should be a sufficient amount to accomplish our stated objective as set forth in the prospectus, specifically to effect an acquisition and capitalization of a commercial bank in the community banking sector with $100 million to $500 million in assets. In addition, if we raised an amount significantly less than $60 million we may not have the financial credibility to undertake our business plan and if we raised significantly more than $60 million, we may have difficulty deploying the capital within the confines of our business plan. We arrived at the $60 million offering size based in part on discussions with the representatives of the underwriters as to the feasibility of conducting an offering of this size given the current state of the capital markets generally and the amount that our underwriters believed they could raise on our behalf given the targeted businesses.

4.	We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for I-Bankers Securities, Inc., Newbridge Securities Corp and Legend Merchant Group, Inc. to purchase a total of up to 525,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by all of the underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

We have revised the disclosure to clarify that the Company will issue an option to acquire 525,000 units in the aggregate. As requested, we have added the following to the discussion of the Purchase Option on page 61 of Amendment 4 regarding how the amount will be allocated among the underwriters:
“Upon closing of the offering, the representatives will designate to the Company the portions of the unit purchase option to be issued to each of the representatives, the other firms participating in the offering and/or their bona fide officers and partners. The designations are expected to be made by the representatives as agreed among the representatives and the other firms based on various factors, including the level of participation of the respective firms in the offering.”
Prospectus Summary
5.	We note your disclosure referencing the possibility that the company will be raising additional funds in order to consummate a business combination through the sale of securities or through loan arrangements. Discuss whether this is considered by the company to be a likely occurrence and if so how such an expectation relates to the

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company’s determination to raise $60,000,000 in this offering. We may have further comment.

Management cannot determine at this time whether it will or will not seek additional funding either through debt or equity sources in connection with any proposed acquisition since no specific acquisition is proposed at this time. In fact, such analysis cannot be made until such time as management becomes actively engaged in specific negotiations with a specific target since the capital structure or financial components cannot be known until the exact nature of the specific acquisition is analyzed. For instance, it is impossible to predict whether the target company’s management will desire all cash consideration or equity securities or a combination thereof nor can we predict the nature of any potential target’s capitalization, structure or size.

We have revised the disclosure in the prospectus summary and elsewhere to state as follows in order to clarify that any additional financing is contemplated to occur only in the event that the fair market value of the target business is substantially is excess of 80% of our net assets on the consummation of our offering:
“The target business we acquire may have a fair market value substantially in excess of 80% of the net assets we will have upon the consummation of this offering. In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement.”
6.	We note the disclosure that officer and directors have agreed to vote their shares “in accordance with the majority.” Please disclose what is meant by “in accordance with the majority.” For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public stockholder vote? Does it mean something else?

We have revised the disclosure to clarify that the insiders will vote all of their shares either for or against a business combination as determined by the majority of the votes cast by the holders of the shares of our common stock sold in this offering.
Use of Proceeds. page 19
7.	We note the statement in the first paragraph on page 20 that “to the extent that the funds not held in the trust were insufficient to do so, to pay finder’s fee...” If applicable, in the use of proceeds table, please include finder’s fee under the line item “Working capital.

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A reference to the potential use of the Company’s working capital to pay finders’ fees has been added to the referenced line item in the table appearing in “Use of Proceeds”. In addition the following sentence has been added on page 21 of Amendment No. 4 to the second paragraph following the “Use of Proceeds” table and a reference to this potential use of the proceeds not held in trust has been added on page 26 in the MD&A section.
“We may also use a portion of our excess working capital to pay finders’ fees in connection with a business combination, although we do not presently intend to engage finders to identify suitable transactions.”
8.	We note the statement on page 21 that “[t]o the extent that out-of-pocket expenses exceed the available proceeds not deposited in the trust fund, such expenses would not be reimbursed by us unless we consummate a business combination.” Please clearly indicate that if a business combination is not consummated, all of the funds held in trust would be returned to investors without any deductions.

The Company has added the following disclosure on page 22of Amendment No. 4 in the “Use of Proceeds” section:
“In the event that no business combination is consummated within the allotted time, the entire trust fund will be returned to the holders of the common stock sold in this offering without any such deduction.”
Certain Transactions, page 51
9.	Please disclose to whom the company issued the 25,000 shares in June of 2005.

We have revised the disclosure as requested.
Part 11
Item 15. Recent Sale of Unregistered Securities, page 11-4
10.	We reissue in part our previous comment eight. Please disclose to whom the company issued the 25,000 shares in June of 2005. Also briefly describe the facts relied upon to make the Rule 701 exemption available. We note that the transactions with Eugene S. Putnam and David W. Spainhour were not listed in the initial filing. Please explain supplementally. See Item 701 of Regulation S-K.

We have revised the disclosure as requested to disclose that the 25,000 shares issued in June were beneficially issued to Mr. Spainhour (subsequently contributed to Mr. Spainhour’s family trust) and to describe the facts relied upon to make the Rule 701 exemption available. The S-1 filing pre-dated the conclusion of the transactions to Mr. Putnam and Mr. Spainhour and hence were not included in the initial S-1 filing but

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included in the amendment following their conclusion.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.

Yours very truly,
/s/ Kathleen L. Cerveny

Enclosure
cc: Gary A. Simanson
      Phillip J. Kushner, Esq.